Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Hovnanian Enterprises, Inc. (the “Company”), K. Hovnanian Enterprises, Inc. and certain subsidiaries of the Company for the registration of $600,000,000 aggregate principal amount of 11.5% Senior Secured Notes due 2013 and to the incorporation by reference therein of our reports dated December 24, 2007, with respect to the consolidated financial statements of Hovnanian Enterprises, Inc. and subsidiaries, and the effectiveness of the internal control over financial reporting of Hovnanian Enterprises, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended October 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
September 17, 2008